October 24, 2007

Mr. Michael Fay

Branch Chief

Mail Stop 3561

Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Fay:

This letter is in response to your letter dated October 11, 2007 to Southwest Casino Corporation (“Southwest”). Your letter included nine comments to which we have responded below. For your convenience, we have set forth the comment and provided our response immediately thereafter.

Form 10-KSB: For the Fiscal Year Ended December 31.2006

Management’s Discussion and Analysis or Plan of Operation. Page 23

Operating segments

1.              We note that your officers review operating results, assess performance, and make decisions related to· the allocation of resources on· a property-by-property basis, and therefore, you believe that each property is an operating segment. We also note, however, that you have defined your reportable segments as casino operations, casino management, and project development, and are therefore aggregating the operating segments. Please tell us how the properties meet the criteria in paragraph 17 of SFAS 131 for aggregation in light of the differences in’ operating margins.

Response:

Summary:

We will change the opening paragraph regarding operating segments within the Management Discussion and Analysis or Plan of Operation section of the 10KSB to the following:

“Our executive officers review operating results, assess performance and make decisions related to the allocation of resources on a property by property basis; however, certain properties are combined into one operating segment for financial reporting purposes as they meet the criteria for aggregation under Statement of Financial Accounting Standards No. 131 paragraph 17. We have grouped our properties into the following two operating segments:

Casino Management:	Casino Operations:
Lucky Star - Concho	Gold Rush/Gold Digger’s Casinos
Lucky Star - Clinton	Uncle Sam’s Casino

We have provided information on the separate components within the operating segment as we believe it is helpful to further understand the operating segment.

Supporting analysis for aggregation:

Management reviews information on a property-by-property basis; however, in determining our operating segments we aggregate certain operations in accordance with paragraph 17 of SFAS 131. In the Management Discussion and Analysis or Plan of Operation section of our filings with the SEC we have identified our operating segments as “Casino Management” and “Casino Operations”. Under Casino Management we have grouped Lucky Star – Concho and Lucky Star – Clinton as both casinos were managed by Southwest under one management agreement with the Cheyenne and Arapaho Tribes of Oklahoma. We have provided separate information for each casino in the MD&A section based on our review of SFAS No. 131 paragraph No. 8, which states that nothing in this statement is intended to discourage an enterprise from reporting additional information specific to that enterprise or to a particular line of business that may contribute to an understanding of that enterprise. We determined providing this additional information of these two casinos under the same management agreement would be helpful to investors in understanding this management agreement and the two casinos under management.

We aggregate these two casinos under Casino Management as we believe they meet the definition for aggregation under paragraph 17 of SFAS No. 131 because the casinos were managed by Southwest under one gaming management agreement with the Cheyenne and Arapaho Tribes of Oklahoma. The economics of the management agreement were the same for both the Lucky Star – Concho casino and the Lucky Star – Clinton casino. Our costs of managing both casinos are incurred regardless of the casino (i.e. we had one general manager for both casinos). We also provided the additional information on a property-by-property basis as we believed the property specific information would help shareholders and investor’s better understand the management agreement and the properties managed.

Subsequent to filing our second quarter 2007 10QSB, on August 17, 2007, our management relationship with the Cheyenne and Arapaho Tribes of Oklahoma terminated. Accordingly, our disclosures will change in future filings.

We have also aggregated our casino operations in Cripple Creek, Colorado based upon our review of SFAS No. 131 paragraph No. 17. Specifically we have reviewed paragraphs a – e which are described below specific to our operations:

a.               The nature of the products and services:  The casinos in Cripple Creek offer the same type of products (i.e. entertainment experience that includes games of chance). The Uncle Sam’s casino is not connected to our other properties and is physically separated by another casino not owned by Southwest. Uncle Sam’s offered 67 slot machines. The Gold Rush and Gold Digger’s casinos are contiguous properties separated by a wall but with doorways or walkways between the two casinos offering the feel of one large casino. The Gold Rush casino offers approximately 320 slot machines and the Gold Digger’s casino offers approximately 87 slot machines.

b.              The nature of the production processes:  The service or gaming experience offered to the customer is considered the same in each location. The general and administrative costs are absorbed by all three casinos. The general manager is one person who overseas all three casinos, the marketing efforts are combined, the player tracking software is the same, the compliance department overseas the three casinos, the slot drop team is shared, the back of house accounting, human resources, marketing and IT departments are also shared.

c.               The type or class of customer for their product and services:  The customers are similar and many visit and play at several of the casinos.

d.              The methods used to distribute their products or provide their services:  See discussion under “b” above.

e.               If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities:   The Colorado Division of Gaming regulates the casinos operated by the licensees. Each licensee is responsible to comply with the Colorado Division of Gaming regulations. Our casinos in Cripple Creek are individually responsible for compliance, however a majority of the employees are shared – see above discussion under “b”.

We have provided additional information in the MD&A related to Uncle Sam’s and the combined Gold Rush and Gold Digger’s as we believed it was helpful information for the shareholder’s and investors understanding of our operations in Colorado and the fact Uncle Sam’s was a physically separate casino, whereas the Gold Rush and Gold Digger’s casinos were contiguous properties separated by a wall but adjoined via a walk-way providing the feel of one casino. The majority of the casino floor staff is shared at the Gold Rush/Gold Digger’s casinos but we employed separate staff for this function at our Uncle Sam’s casino due to its separate physical location. The other functions (i.e. slot drop team, marketing, general and administrative, and surveillance) served all three casinos and are pro ratably allocated to Uncle Sam’s.

Subsequent to June 30, 2007 we sold our rights under a purchase agreement and lease of the building and land where our Uncle Sam’s casino operated. As a result we closed Uncle Sam’s on July 29, 2007. See below discussion regarding the accounting treatment of Uncle Sam’s. Our disclosures will change in future filings accordingly.

Casino operations, Page 25

2.               Please remove your presentation of segment EBITDA from all future filings as we believe it would be difficult to demonstrate that segment measures that are not reported to or used by the chief operating decision maker, or otherwise not in conformity with SFAS 131, are useful for investors. For guidance. refer to question and answer 20 of the June 13,2003 Frequently Asked Questions Regarding the Use of Non-GAPP Financial Measures, prepared by staff members in the Division of Corporation Finance, located at http://www.see.gov/divisions/corpfin/faas/nongaapfaq.htm.

Response:

We will remove in future filings our presentation of segment EBITDA and have reviewed the above referenced guidance.

Consolidated Balance Sheets, page F-3

3.              We note that over 20% of your current asset balance is comprised of prepaid expenses. Please tell us the nature of these costs that are included in this financial statement line item.

Response:

The following represents the break-out of the amount included in prepaid expenses on the Consolidated Balance Sheet at December 31, 2006 (amounts rounded to nearest $1,000):

Prepaid expenses related primarily to insurance and prepaid consulting fees	$111,000
End of month slot clearing account (we drop the slot machines at the end of each quarter at approximately 2 AM on the first day of the following month which represents the activity for the last two – three days of the quarter – this represents cash, chips and tokens that will be put into our casino cage on the next business day following quarter-end)	466,000
Total amount reported as Prepaid Expenses	$577,000

As we are a small business and reporting under Regulation S-B we are required to report separate balance sheet captions for each balance sheet component presented in the annual financial statements which represents 10% or more of total assets. As such we have grouped the above into one balance sheet caption Prepaid Expenses which includes both the prepaid expenses and the end of month slot clearing account, due to timing of when we count the money in the slot machines (the “drop”). To properly match revenues and expenses we drop the slot machines at 2 AM on the day following the end of the period. The results of the drop are included in revenues which match the expenses of the jackpots and fills (money added to slot machines during operations) occurring throughout the day and night corresponding to the end of the period. This creates an “other current asset” in the amount of the drop, which is grouped with prepaid expenses due to the fact the drop occurs on the day following the end of the period. The end of month slot drop is approximately 2% of total assets.

Note 4: Intangible Assets and Casino Management Agreement. Page F-i2

4.              We note that you transferred the title to a tract of land in 2003 to CATO in exchange for their extension of the contract through May 2007 and that you recorded this transfer at the cost basis of the land. Please tell us why you believe this treatment was appropriate and how you considered paragraph 18 of APB 29. In addition, please provide evidence of the fair value of the land as of the date of the transfer. Finally, tell us how your presentation of the amortization of the contract rights complies with EITF 01-9.

Response:

Summary:

The land transferred to the Tribes in exchange for a three-year management contract was transferred at cost which approximated its fair value. The transfer of land is treated as a cost of the contract and was amortized over the three-year extension using the straight-line method of accounting.

Supporting analysis:

The land was purchased by us in December 2002 in connection with our negotiations with the Cheyenne and Arapaho Tribes of Oklahoma (“Tribes”) and was transferred to the Tribes in December 2003, in exchange for the extension of our management contract for three additional years beginning in May 2004. The land acquired by Southwest was the Native American historical site of the “Sand Creek Massacre” and cost us approximately $1.5 million. The cost basis of the land was also considered to be the fair value of the land at the time of transfer to the Tribes. The land was purchased and transferred to the Tribes for historical preservation purposes and not for development or commercialization. Also, the land is located in an area in which there was little or no economic development occurring during the period we held it. Thus we deemed no change in value had occured during that 12-month timeframe.

We then amortized the land cost using the straight-line method of accounting over 36 months (the term of the extended management contract with the Tribes).

Per our review of EITF 01-9 we believe our accounting treatment is proper based upon the following analysis:

Issue 3 – Under what circumstances should up-front nonrefundable consideration given by a vendor to a customer be recognized as an asset of the vendor rather than an immediate charge in the vendor’s income statement?

This situation appears to apply to our situation in which we transferred land to the Tribes in exchange for receiving a three-year extension to our management contract. Regarding Issue 3 - The Task Force agreed with the Working Group recommendation to discontinue consideration of Issue 3 - regarding whether up-front nonrefundable consideration given by a vendor to a customer results in an asset or should be recognized immediately in the vendor’s income statement. The Task Force, however did observe that if consideration given by a vendor to a reseller initially is recognized as an asset by the vendor, subsequent income statement characterization of that consideration would be determined in accordance with the guidance in Issue 1 and 2.

We have valued the consideration given to the Tribes at cost, which equals fair value and recorded the amount as an intangible asset on our Consolidated Balance Sheets. The amount has been amortized, using the straight-line method, over 36 months. Issue 1 – addresses whether the consideration is a reduction of revenue in the vendor’s income statement or a cost incurred by the vendor for assets or services received from the customer. Issue 2 – addresses cash consideration resulting in “negative revenue”. Issue 1 does not specifically address our situation as we are not receiving assets or services from the Tribes; instead we have transferred land in exchange for receiving a three-year extension to our management contract with the Tribes. Issue 2 is not applicable as it addresses cash consideration.

However, per Issue 3 above, the Task Force did observe that if consideration given by a vendor to a reseller initially is recognized as an asset by the vendor, subsequent income statement characterization of that consideration would be determined in accordance with the guidance in Issue 1 and 2. This is on-point in that the consideration has been treated as an asset; however, the consideration was not given to a reseller, in our case it was given to the Tribes. We have reviewed the guidance in Issue 1, which states that cash consideration should be shown as a reduction of revenue, except if meeting certain tests. In our case, the consideration was land, which was transferred to the Tribes. As such we are treating this as a cost of the management contract which we believe is in accordance with Issue 1 and paragraph 10 of EITF 01-9. The next question we reviewed was how to amortize the cost in connection with the management contract revenues. At the time of the land transfer and the three year extension to the management contract, we were unable to predict the future revenues we would earn under the management contract as the management fees earned were based upon the amount of net income, as defined in the agreement, the Tribes generated for the month. As such, we believe the straight-line method was an appropriate method to systematically and rationally amortize the expense and as such amortized the cost of the land over 36 months.

We also applied the guidance in FASB Statement of Concepts No. 6, specifically paragraph #141 - #149. These paragraphs deal with the accrual and deferral concept, the realization and recognition concept and the recognition, matching and allocation concept. Paragraph #146 refers to matching revenues and expenses and paragraph # 149 states that many assets yield their benefits to an entity over several periods. We believe this concept applies to our situation in which the land transferred to the Tribes was matched over the period revenues were earned under the contract and the amortization of those costs was based upon a systematic and rational amortization method.

Form 10-QSB: For the Quarterly Period Ended June 30. 2007

Note 15: Segment Information, page 17

5.              Please ensure that your future presentation is in compliance with paragraph 32 of SFAS 131. For example, we note that segmented profit (loss) for the interim periods in 2006 do not correspond to any amounts on the face of the statement of operations.

Response:

We will ensure that our future presentation of segmented profit (loss) for the interim periods in 2006 is in accordance with paragraph 32 of SFAS 131.

Note 18: Casino Acquisition. Page 19

6.              Please identify for us the specific costs that comprise the $413,000 in transaction costs that are now included in Other Assets. In addition, provide us a comprehensive analysis that supports your accounting treatment. Your analysis should completely and fully explain to us why you did not expense these costs at the time the purchase agreement was terminated.

Response:

Summary:

The costs included in Other Assets at June 30, 2007 represent financing costs related to continuing negotiations and discussions with the lender. The costs expensed in the second quarter of 2007 related to costs specific to the acquisition of the Double Eagle and were written-off when the negotiations ceased with the sellers of the Double Eagle in early July 2007. We had substantial doubt that we would be able to reach terms on the Double Eagle with the sellers in late June 2007 and this was confirmed in early July 2007. As such the amount was written-off in the second quarter of 2007.

Supporting analysis:

We began working on obtaining financing for the acquisition of the Double Eagle in the fourth quarter of 2005. We continued to have direct discussions with the seller of the Double Eagle after the initial agreements were terminated in April 2007 with the third party – Pinnacle Casinos and Resorts, LLC. Discussions with the seller ceased in the first part of July 2007 as we were unable to agree on terms. As a result, we wrote-off the costs specific to the Double Eagle acquisition in the quarter ended June 30, 2007 in the amount of approximately $127,000.

Approximately $413,000 on the balance sheet included in Other Assets at June 30, 2007 related to costs associated with the lender. We received a revised term sheet in July 2007 from the lender that would have provided for an acquisition line of credit (which was not property specific) with an amount available immediately, as defined in the agreement. As part of the terms of this new term sheet we also wired an additional expense deposit to the lender on August 6, 2007. We were scheduled to close on this financing by the end of August 2007.

We also incurred legal fees in connection with the financing agreements. These legal fees would provide value to the alternative financing agreement structured with the lender. We estimated that approximately 75% of these legal costs would continue to have value as they were (i) costs of preparing the initial loan documents which would only need minimal changes for an alternate or restructured transaction, and (ii) a portion of the legal fees related to due diligence on Southwest which also had continued value. We incurred total legal fees of approximately $140,000, of which we wrote-off approximately $35,000. See the summary of costs incurred related to the financing and acquisition below (amounts have been rounded to the nearest ‘000’s):

	Total	Financing	Double Eagle Acquisition
Financing fees	$390,000	$308,000	$82,000
Legal and due diligence fees	140,000	105,000	35,000
Specific due diligence fees related to the Double Eagle	10,000		10,000
Total financing related fees	$540,000	$413,000	$127,000

Subsequent to our filing of the quarterly report for the period ended June 30, 2007, our management contract with the Tribes was terminated on August 19, 2007. As a result of the termination of this agreement the lender does not appear willing to enter into a financing agreement on the terms previously agreed to. Thus, we have written-off the financing costs in the quarter ended September 30, 2007.

Note 19: Sale of Uncle Sam’s Casino, Page 19

7.              Please explain to us fully how you have ‘“transferred” the operations of Uncle Sam’s Casino to your Gold Rush and Gold Diggers properties. In this regard, we note that the latter facilities offered approximately 407 slot machines and the former facility offered approximately 65 slot machines Tell us whether the Gold Rush and Gold Digger properties now offer in the aggregate 472 slot machines and explain to us how you will incorporate the brand name Uncle Sam’s into the combined operations.

Response:

We have transferred all eight employees who worked at Uncle Sam’s Casino to our Gold Rush and Gold Digger’s casinos. Additionally, we transferred slot machines, equipment and player tracking software to the Gold Rush and Gold Digger’s casinos, at net book value, in the amount of $21,497, $7,922 and $29,058, respectively. We are not able to increase the number of slot machines at the Gold Rush and Gold Digger’s casinos due to Division of Colorado’s Gaming regulations; however, the machines transferred have replaced older machines (with little to no remaining net book value). Additionally, the players/customers who played at Uncle Sam’s were offered incentives to migrate their play to the Gold Rush and Gold Digger’s casino. We have estimated that we retained approximately 40% - 70% of the revenues from those players who played previously at Uncle Sam’s and now are playing at the Gold Rush and Gold Diggers casinos. The Gold Rush and Gold Diggers casinos had available capacity to absorb the players from Uncle Sam’s. The Uncle Sam’s brand name is no longer used in our operations. However, since inception we have used an integrated players club for all three Cripple Creek casinos whereby the player could redeem points earned at one casino at any of the casinos.

8.              In addition, tell us how you have considered the guidance in paragraphs 41-43 of SFAS 144 and Issue 1 of EITF 03-13 with regard to presenting the results of operations of Uncle Sam’s Casino in discontinued operations. Please provide us a comprehensive, fact specific analysis that addresses your presentation both as of June 30, 2007 and September 30, 2007. Please also ensure that your analysis addresses how your accounting determination was impacted by the fact that as of December 31, 2006 eighteen casinos operated in Cripple Creek. Additionally refer to any other paragraphs of SF AS 144 that may be relevant (e.g. paragraph 30).

Response:

In accounting for the transaction involving the Uncle Sam’s casino we reviewed SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” paragraphs 41 — 43, as well as Issue 1 of EITF 03-13 with regard to the presentation of the results of operations of Uncle Sam’s Casino. As further background, we are providing a summary of the balance sheet. This information is not required under Regulation S-B but may be helpful in understanding our accounting treatment. The following represents a summary of the balance sheet of Uncle Sam’s casino at June 30, 2007 (excludes the amount owed to parent and shareholders equity):

(Amounts in ‘000’s)

Cash	$189
Accounts Receivable	3
Inventories (sold or used as give-a-ways in July 2007)	20
Prepaid expenses (expensed in July 2007 related to insurance and quarterly device fees to Colorado)	24
Net PP&E (approximately $58 was transferred to the Gold Rush and Gold Digger’s casino, $5 was sold, $2 was July 2007 depreciation expense and $2 was recorded as a cost of the transaction in July 2007)	67
Other assets (lease deposit applied against the proceeds from the assignment of the lease and purchase agreement)	48
Accounts Payable	7
Accrued Expenses	83

Per our review of the accounting literature cited above we determined the transaction should not be reported as discontinued operations. Per paragraph 42 of SFAS 144, both of the following conditions need to be met in order to report this as discontinued operations:  (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and (b) the entity will not have any significant involvement in the operations of the component after the disposal transaction. Per our analysis, the disposal transaction does not meet the above condition in (a) as a significant portion of the operations and cash flows were transferred to the Gold Rush and Gold Digger’s casinos. All of the back of house functions are now fully absorbed by the Gold Rush and Gold Diggers casinos and all casino employees were transferred to the Gold Rush and Gold Diggers casinos. In addition the customers were offered incentives to migrate from playing at Uncle Sam’s to the Gold Rush and Gold Diggers casinos.

Please provide us a comprehensive, fact specific analysis that addresses your presentation both as of June 30, 2007 and September 30, 2007.

As of June 30, 2007:

We disclosed in Note 19 of our quarterly report for the period ending June 30, 2007 the transaction in which we assigned our rights under a purchase agreement and lease and were to receive an assignment fee upon closing the transaction on July 31, 2007. We also disclosed that we expected to record a gain in excess of $400,000 in the third quarter of 2007.

As of September 30, 2007:

We will update our disclosure in the footnotes to the September 30, 2007 consolidated financial statements on Form 10QSB for the period ended September 30, 2007 regarding our transaction and disposition of Uncle Sam’s. The footnote will disclose the amount of the gain and that it is included as a separate line item on the Consolidated Statement of Operations in Other Income (Expense) as a gain on the disposition of Uncle Sam’s casino in the three months ended September 30, 2007. We will also disclose that we transferred approximately $58,000 of assets to our other casinos in Colorado at net book value and approximately $2,000 related to leasehold improvements which was recorded as a cost of the transaction in July 2007.

Please also ensure that your analysis addresses how your accounting determination was impacted by the fact that as of December 31, 2006 eighteen casinos operated in Cripple Creek

We considered the Cripple Creek, Colorado market in connection with determining the appropriate segment reporting information. We also considered our operations in the Cripple Creek market in considering the proper reporting of this transaction.

Additionally refer to any other paragraphs of SFAS 144 that may be relevant (e.g. paragraph 30).

In accordance with paragraph 30 of SFAS No. 144 we also evaluated all assets and liabilities at June 30, 2007 associated with Uncle Sam’s to consider whether a liability or loss should be recorded or whether the long-lived assets should be classified as held for sale at June 30, 2007. There was no liability related to the transaction. Approximately, $67,000 represented the net book value of property and equipment of which a significant amount was transferred to the Gold Rush and Gold Diggers casinos. Additionally, there was approximately $48,000 related to a deposit on the lease included in Other Assets under OTHER ASSETS on the Consolidated Balance Sheet. This amount was recorded as a cost of the transaction.

9.              Please explain to us why there were no write-offs of any furniture, fixtures, and leasehold improvements associated with the closing of the Uncle Sam’s Casino.

Response:

The net book value of leasehold improvements was approximately $2,000 and was recorded as a cost of the transaction when the sale occurred on July 31, 2007. This amount was considered immaterial for further analysis.

Per your request we acknowledge that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in its filings.

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Thomas E. Fox
Thomas E. Fox, President